SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          WYOMING OIL & MINERALS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   983450-10-7
                                 (CUSIP Number)

                       JULIA K. O'NEILL, FLEMING & O'NEILL, P.C.
           268 SUMMER STREET, 3D FLOOR, BOSTON, MA 02210 (617) 350-7770 (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                     11/1/99
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983450-10-7

1)  Names of Reporting Persons
    I. R. S. Identification No. of Above Persons (entities only)

      Michael D. Herman

 2) Check the Appropriate Box if a Member of a Group (See Instructions)

  (a)

  (b)

3) SEC Use Only

4) Source of Funds (See Instructions)
      PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6) Citizenship or Place of Organization
      U.S.

Number of       (7)   Sole Voting Power
      Shares               7,400,000
      Bene-
      ficially  (8)   Shared Voting Power
      Owned by             0
      Each
      Report-   (9)   Sole Dispositive Power
         ing               7,400,000
      Person
      With      (10)  Shared Dispositive Power
                           0

11) Aggregate Amount Beneficially Owned by Each Reporting Person
      7,400,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13) Percent of Class Represented by Amount in Row (11)
      30%

14) Type of Reporting Person (See Instructions)
      IN



                                 SCHEDULE 13D
                               MICHAEL D. HERMAN

Item 1.  Security and Issuer

Common Stock
Wyoming Oil & Minerals, Inc.
330 South Center, Suite 419
Casper, Wyoming 82601

Item 2.  Identity and Background

(a)   Michael D. Herman
(b)   330 South Center, Suite 419, Casper, Wyoming 82601
(c)   Business Consultant
(d)   No criminal convictions.
(e)   Not a party to any of referenced proceedings.
(f)   U.S. Citizen.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Herman used $74,000 of his personal funds to purchase the common stock described herein.

Item 4. Purpose of Transaction

The purpose of the acquisition is to assume control of the issuer.

On October 29, 1999, the Company entered into a Stock Purchase and Restructuring Agreement with Michael D. Herman. The Agreement provides for, among other things, the purchase by Mr. Herman of 7,400,000 shares of the Company at a price of $0.01 per share, or a total of $74,000.00, which purchase was consummated on November 1, 1999; the holding of an annual meeting pursuant to proxy solicitation, as described below; the location by Mr. Herman of purchasers for certain shares held by stockholders of the Company; and the arrangement by Mr. Herman of financings of the Company of at least $1,000,000 and up to $2,000,000 for compensation of 700,000 shares of common stock of the Company at an exercise price of $1.00 per share (post-reverse-split). The purchase funds for Mr. Herman's purchase of 7,400,000 shares were personal funds. The shares purchased were newly-issued shares of the Company. Mr. Herman is now the beneficial owner of 30% of the outstanding shares of capital stock of the Company.

The annual meeting which is intended to be held by the Company in the near future pursuant to proxy solicitation will be for the following purposes:

     1) To elect four directors to the Board, management's nominees for which will be Jack C. Bradley, Jr. (one of the current directors); Michael D. Herman; Gerard Laheney (an associate of Michael D. Herman), and Raymond Mason (also an associate of Michael D. Herman);

     2) To authorize a one-for-one hundred reverse split of the Common Stock of the Company; and

     3)     To authorize 2,000,000 shares of "blank check" preferred stock.

Michael D. Herman may increase his amount of beneficial ownership of common stock of the Company by way of the grant of the options described above, if he succeeds in completing the above-described financings for the Company. In such event, assuming the reverse split described above is effectuated, and assuming no further issuances of stock, Mr. Herman would become the beneficial owner of 81.8% of the outstanding common shares. Prior to the exercise of any such options he would be the direct owner of 74,000 shares and the beneficial owner of an additional 700,000 shares.

The current officers and directors of the Company have agreed to vote in favor of Mr. Herman and his associates, Gerard Laheney and Raymond Mason, as Directors at the annual meeting, and also to vote in favor of the other proposals to be voted on at the Annual Meeting. It is anticipated that Mr. Herman will also vote in favor of all of the proposals described herein.

Mr. Herman has extensive experience in the oil and gas industries and hopes to bring the Company to profitability and thereby improve its value to its shareholders.

Item 5.  Interest in Securities of the Issuer

(a) Mr. Herman beneficially owns 7,400,000 shares of Common Stock of the issuer, which represents 30% of the outstanding shares.

(b)   Mr. Herman has sole power to vote and dispose of all shares owned by him.

(c) During the past sixty days, the only transaction by Mr. Herman in the securities of the issuer was the purchase by Mr. Herman of 7,400,000 shares of Common Stock for $.01 per share on November 1, 1999, pursuant to a Stock Purchase and Restructuring Agreement as described herein.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Stock Purchase and Restructuring Agreement (Exhibit A) is hereby incorporated by reference herein in its entirety.

The Stock Purchase and Restructuring Agreement provides for, among other things, the purchase by Mr. Herman of 7,400,000 shares of the Company at a price of $0.01 per share, or a total of $74,000.00, which purchase was consummated on November 1, 1999; the holding of an annual meeting pursuant to proxy solicitation, as described below; and the arrangement by Mr. Herman of financings of the Company of at least $1,000,000 and up to $2,000,000 for compensation of 700,000 shares of common stock of the Company at an exercise price of $1.00 per share (post-reverse-split).

The 7,400,000 shares purchased by Mr. Herman are being held in escrow to secure certain of Mr. Herman's obligations pursuant to the agreement. The failure of Mr. Herman to complete one or more of the enumerated obligations could result in the cancellation (return to the Company's treasury) of the 7,400,000 shares, and in such event the Company would not issue the above-described options to Mr. Herman.

Item 7.  Material to be Filed as Exhibits

Exhibit A - Stock Purchase and Restructuring Agreement


Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


11/8/99                                   /s/ Michael D. Herman
Date                                      Michael D. Herman